4-30-02

02033117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

International Thunderbird Gaming Corporation

16885 West Bernardo Dr., Suite 100, San Diego, CA 92127
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☑ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-2244.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Thunderbird Gaming Corporation
(Registrant)

Date: April 30, 2002

Jack R. Mitchell

Jack R. Mitchell, President & CEO

Panama The Company is pleased with the performance of its Panama operations, which continue to surpass revenue projections.

Mexico The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company filed a "Notice of Intent To File a NAFTA Claim" on March 21, 2002 claiming significant damages and must wait 90 days to file the actual NAFTA claim as required under the NAFTA rules of procedure. The 90-day period allows the parties an opportunity to settle the matter. Management believes this litigation will be protracted because of past and continued stonewalling by the Mexican government. After filing the claim, the arbitration is expected to take approximately a year. Another Mexican skill game operator continues to operate without any hindrance from the Mexican government.

Recovery of disposition of Discontinued Operations The Company continues to pursue claims against two California tribes and collection of several receivables stemming from discontinued operations. Management is confident there will be material recoveries, but is unable to predict the size.

Financial Results and AGM-2002 The Company's 2001-year end financials will be released no later than May 17, 2002 and the 2002 Q-1 financials will be released no later than May 31, 2002. The Company will hold its annual general meeting on June 20, 2002. The cash position of the Company continues to be very tight. Management has discontinued new country development and continues to reduce staff positions. A year of moderate internal growth and control of expenses is ongoing. The major factors that will affect cash flow and profitability are the revenues in Venezuela and the success of the Nicaragua merger. The other operations continue to be stable.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

16885 West Bernardo Drive, Suite 100, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com